SECURITIES AND EXCHANGE COMMISSION
     WASHINGTON, DC 20549

          FORM 12b-25

Commission File Number  33-128

NOTIFICATION OF LATE FILING

(Check One)  [  ] Form 10-K  [  ] From 11-K  [  ] Form 20-F [X] Form 10-Q
[  ] Form N-SAR

For Period Ended:  June 30, 1996

[  ] Transition Report on From 10-K     [  ] Transition Report on Form 10-Q
[  ] Transition Report on From 20-F     [  ] Transition Report on From N-SAR
[  ] Transition Report on From 11-K
For the Transition Period Ended:______________________

Read attached instruction sheet before preparing form.  Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relate:

     Part I.  Registrant Information

Full name of registrant  Synergy Media, Inc.
Former name if applicable  Sierra Solids, Inc.
Address of principal executive office (Street and number)
260 Regency Parkway Drive, Suite 220
City, State and Zip Code   Omaha, Nebraska  68114

     Part II  Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)
[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense.
[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

     Part III.  Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Form 10-Q could not be timely filed because of delays in receiving the financial statements prepared by the independent auditors.

     Part IV.  Other Information

     (1) Name and telephone number of person to contact in regard to this notification

Ed Jarzobski        (402)          334-5556
(Name)         (Area code)    (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[ X] Yes  [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X ] Yes [ ] No

     If so attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reason why a reasonable estimate of the results cannot be made.

     It is anticipated that there will be a significant change in the results of operations from the corresponding period in 1995. In 1995 the Company was not actively engaged in any business. For the corresponding period in 1996, the Company through acquisition of two companies, CSG Wireless and Synergy Communications, has had approximately $400,000 in sales.

          Synergy Media, Inc.
     (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 9, 1996 By  /s/Suchindran Chatterjee,  President

     Instruction.   The form may be signed by an executive officer of
the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed in behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

     Attestation

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).